Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF OCTOBER 29, 2018

DATE, TIME AND PLACE: On October 29, 2018, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the members, with the participation of Directors as permitted by the provision in item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Once the meeting started, the Directors examined the financial statements for the period from January to September 2018, which were the subject matter of: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report of the independent auditors.

Following due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission, and NYSE – New York Stock Exchange (the latter two both in the U.S.).

CLOSING: Once the work was completed, Claudia Politanski, secretary of the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), October 29, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations